William V. Carey
1602 Cottagewood Drive
Brandon, FL 33511

November 19, 2012

Members of the Board of Directors
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel, New Jersey, 08054

Dear Members of the Board:

I write to you as the founder of Central European Distribution Corporation (“CEDC”); as the former President, Chief Executive Officer, and Chairman of the Board; and as a major shareholder of CEDC.  Last week, Roustam Tariko and Mark Kaufman (currently CEDC’s largest shareholders collectively owning 25-30% of CEDC’s shares) sent letters in which they expressed their concern for the current condition and future of the Company.  In view of recent developments, I would also expect a board meeting with the Company’s major shareholders to discuss the current status of CEDC and CEDC’s future plans as early as possible.

Over the last twenty years, I have dedicated my life to building CEDC into one of the largest producers of vodka in the world and Central and Eastern Europe’s largest integrated spirits business.  Over the years, the Company has certainly experienced various highs and lows, but has always found a way to overcome the setbacks.  I look forward to hearing about how the Company plans to effectively address the current challenges.

Very truly yours,

William V. Carey